

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 9, 2010

By U.S. Mail and Facsimile to: (315) 475-3558

J. Daniel Mohr
Treasurer and Chief Financial Officer
Alliance Financial Corporation
120 Madison Street
Syracuse, New York 13202

> **Re:**   **Alliance Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **File No. 000-15366**

Dear Mr. Mohr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Attorney Advisor